UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2017

KeyStone Solutions, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1771208
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

14420 Albemarle Point Place, Suite 200, Chantilly, VA 20151

(Full mailing address of principal executive offices)

(703) 953-3838

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

3,000,000 Units consisting of:

3,000,000 Shares of Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share

and

Warrants to purchase 750,000 Shares of Common Stock, par value $0.0001 per share

and

2,892,857 Shares of Common Stock, par value $0.0001 per share, issuable upon the conversion of Series A Cumulative Convertible Redeemable Preferred Stock and the exercise of Warrants

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Semi-Annual Report on Form 1-SA of KeyStone Solutions, Inc., a Delaware corporation (“KeyStone”, or the “Company”), contains forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

You should read the following discussion and analysis of our financial condition and results of our operations together with our unaudited financial statements for the period ended June 30, 2017 and the notes thereto at the end of this report, and the audited financial statements and related notes for the fiscal year ended December 31, 2016, contained in our Annual Report on Form 1-K filed with the Securities and Exchange Commission on June 9, 2017.

Executive Summary

The Companies

KeyStone Solutions, Inc. – KeyStone was formed in March 2016 as a holding company for the purpose of creating or acquiring professional services companies that provide support to the government contracting (“GovCon”) industry. KeyStone was formed through a corporate reorganization of AOC Key Solutions, Inc., a Delaware corporation (“AOC Key Solutions”), which, as a result, became a wholly-owned subsidiary of KeyStone. Consistent with KeyStone’s acquisitive growth strategy, on January 25, 2017 KeyStone executed the previously announced acquisition of Firestorm Solutions, LLC and Firestorm Franchising, LLC. Thus, the operations of KeyStone are currently being conducted by and through four wholly-owned subsidiaries: AOC Key Solutions, Firestorm Solutions, LLC and Firestorm Franchising, LLC (hereinafter referred to together as “Firestorm”) and Novume Media, Inc. (“Novume Media”), the last of which was formed in Delaware on December 28, 2016 and became operational, as described below, around late February 2017.

AOC Key Solutions – AOC Key Solutions is a business development and consulting firm that assists government contractors in many aspects of their business. Its primary services cover all aspects of the government procurement process, including identifying individual and teaming opportunities, understanding and meeting qualification standards, team development and coordination, proposal strategy and development, and all aspects of support for their clients prior to and after winning government contracts. It also helps commercially focused firms gain entry into the government contracting market for the first time. Since commencing operations in 1983, AOC Key Solutions has assisted clients in winning over approximately $150 billion of government contract awards.

A guiding objective of AOC Key Solutions is to perform in a manner that improves outcomes for all stakeholders, working in a way that increases the efficiency and effectiveness of both the government and the companies who are in, or seek to enter, the government contracting market. In this way, AOC Key Solutions seeks to help contractors achieve positive societal contributions as well as success measured by profits and return on investment.

AOC Key Solutions identifies winnable government contracts for clients and provides teaming support to help its clients identify qualified teaming opportunities from AOC Key Solutions large database of government contractors.

Next, AOC Key Solutions helps its clients develop the strategy and plan to win contracts, implement and execute their strategy and plan, and prepare a compliant, compelling and winning proposal document. For more than 30 years AOC Key Solutions has provided market intelligence, proposal, capture, advisory and teaming support and other important services to Fortune 50 companies and small businesses alike.

KeyStone’s strategy for AOC Key Solutions includes diversifying its services offerings within the GovCon market while gaining a critical mass of sustainable revenues. This is expected to involve adding both vertical and horizontal capabilities by acquiring GovCon service providers through a disciplined acquisition strategy.

Firestorm – Firestorm is a nationally recognized leader in crisis management, crisis communications, emergency response, and business continuity, including workplace violence prevention, cyber-breach response, communicable illness/pandemic planning, predictive intelligence, and other emergency, crisis and disaster preparedness initiatives. Firestorm is focused on prevention in addition to planning and response initiatives. For example, Firestorm has developed a behavioral risk and threat assessment program, referred to as BERTHA®, which positions organizations to prevent violence from occurring through the delivery of awareness training, anonymous reporting and predictive intelligence programs that enable the identification of warning signs that may be exhibited by an individual long before they are on a path to violence.

By educating others on emerging threats and strategies to combat those threats Firestorm increases awareness of its initiatives through the deployment of no-fee webinars, stress tests, and blog articles that include analyses by members of its highly-credentialed Expert Council as well as other social media. Firestorm partners with industry associations and aggregators to deliver meaningful risk mitigation strategies and education. It serves clients ranging from some of the world’s largest global companies to main street businesses, public and private, across all industry sectors. Firestorm offers services to federal contractors that enhance their ability to manage risk and respond to adverse events, thereby minimizing people, brand, reputation, financial, legal and regulatory impacts. As part of the Firestorm acquisition, KeyStone gained additional management expertise and has appointed Firestorm executives, Harry Rhulen, as President of KeyStone, and Suzanne Loughlin, as Chief Administrative Officer and General Counsel of KeyStone.

Novume Media – KeyStone intends to foster communication and knowledge transfer by constructing a “bridge” across which efficiencies and best practices will be shared between the private sector and government, benefiting government, industry and the taxpayer. KeyStone, through its recently-formed subsidiary Novume Media, developed a television show called The Bridge — a weekly 30-minute program featuring panel discussions and interviews with leaders from the government, business, academia and associations. The show premiered on April 2, 2017 in the Washington, DC market. Topics for shows that aired through June 30, 2017 include: innovating for government; impact of the Trump administration on the FY2018 federal budget; improving government-industry cooperation; infrastructure privatization and modernization; dealing with cyber threats; and procurement reform.

Operating Results

General

The information provided in this discussion and analysis of KeyStone’s financial condition and results of operations covers the six months ended June 30, 2017 and 2016, respectively.

Subsequent to December 31, 2016, KeyStone completed the acquisition of Firestorm (described below) and entered into the Second Amended and Restated Merger Agreement with Novume Solutions, Inc. (“Novume”) and Brekford Traffic Safety, Inc. (“Brekford”) (described below and detailed in the Novume Form S-4 Registration Statement which became effective on August 3, 2017). As of the date hereof, the merger with Novume and Brekford has not taken place.

The statements of operations and other information provided in this discussion and analysis of the financial condition and results of operations of KeyStone should be read in conjunction with the accompanying KeyStone Unaudited Condensed Combined Financial Statements for the six months ended June 30, 2017 and the related notes thereto.

In connection with the audit of its consolidated financial statements for the years ended December 31, 2016 and 2015, KeyStone’s management concluded that it had material weaknesses in its internal controls because KeyStone does not currently have adequately designed internal controls to ensure the timely preparation and review of the accounting for certain complex, non-routine transactions by those with appropriate technical expertise, which was necessary to provide reasonable assurance that the Company’s consolidated financial statements and related disclosures would be prepared in accordance with GAAP. In addition, KeyStone did not have adequately designed and documented financial close and management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements. As defined in the Standards of the Public Company Accounting Oversight Board, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. KeyStone’s management is developing a plan to remediate the material weaknesses but there is no assurance that such plans, when enacted, will be successful.

While KeyStone has no direct current business operations, its significant assets as of June 30, 2017 are its cash and equity interest in its principal operating subsidiaries of AOC Key Solutions, Firestorm and Novume Media. The financial information for periods prior to March 15, 2016 is for AOC Key Solutions prior to the recapitalization into KeyStone; the financial information for all periods subsequent to March 15, 2016 and prior to the January 25, 2017 acquisition of Firestorm is prepared on a consolidated basis for KeyStone and AOC Key Solutions. The financial information for periods subsequent to January 25, 2017 is prepared on a consolidated basis for KeyStone, AOC Key Solutions and Firestorm. Novume Media commenced operations on February 1, 2017 and the financial information for periods subsequent to February 1, 2017 is prepared on a consolidated basis for KeyStone, AOC Key Solutions, Firestorm and Novume Media.

KeyStone intends to fund organic growth and add both vertical and horizontal capabilities by acquiring GovCon service providers through a market-focused and disciplined strategy. KeyStone’s efforts to identify prospective target businesses will look for opportunities where the combination of resources will be additive to the existing capabilities of the Company and will not be limited to any geographic region or any particular sector of the GovCon support industry. A primary consideration will be to improve the level of support KeyStone provides to its existing customers as well as carefully considered expansions of the customer base.

KeyStone is based in Chantilly, Virginia and as of December 31, 2016 has had a satellite office in New Orleans, Louisiana. As of December 31, 2016, KeyStone had 29 employees and access to approximately 350 consultants. Through the acquisition of Firestorm, KeyStone added a satellite office in Roswell, Georgia. As of June 30, 2017, KeyStone had 44 full time employees and access to approximately 400 consultants.

KeyStone is an established provider of outsourced services that generates revenues from fees and reimbursable expenses for professional services primarily billed on an hourly rate, time-and-materials (T&M) basis. Clients are typically invoiced on a monthly basis, with revenue recognized as the services are provided. In a few cases, a fixed-fee engagement for our services may be entered into. Fixed-fee engagements can be invoiced once for the entire job, or there could be several “progress” invoices for accomplishing various phases or reaching contractual milestones. T&M contracts represent over 95% of our client engagements and do not provide us with a high degree of predictability of future period performance.

KeyStone’s financial results are impacted principally by the:

1)	demand by clients for KeyStone’s services;

2)	the degree to which full-time staff can be kept occupied in revenue-generating activities;

3)	success of the sales team in generating client engagements; and

4)	number of business days in each quarter.

The number of business days on which revenue is generated by our staff and consultants is affected by the number of vacation days taken, as well as the number of holidays in each quarter. There are typically fewer business work days available in the fourth quarter of the year, which can impact revenues during that period. The staff utilization rate can also be affected by seasonal variations in the demand for services from clients. Since earnings may be affected by these seasonal variations, results for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year.

Unexpected changes in the demand for our services can result in significant variations in revenues, and present a challenge to optimal hiring, staffing and use of consultants. The volume of work performed can vary from period to period.

While we anticipate an increasing demand for KeyStone’s services in 2017 based upon an expected increase in client demand and in the volume of federal government spending, it is not clear how the impact of the recent Presidential elections will impact government spending. The federal government fiscal year starts on October 1 and ends on September 30. Thus, the bulk of our revenues for 2017 should be based on budget authorizations made in 2016, however, the new administration does have some discretion to delay spending on programs previously authorized and will establish the budgets for the new fiscal year beginning October 1, 2017. Although the new administration has expressed a desire to reduce the federal government bureaucracy, we cannot assume that this will reduce the demand for KeyStone’s services. A short-term result of a program to reduce bureaucracy may be to increase privatization initiatives. Moreover, the new administration’s emphasis on renewing the nation’s infrastructure, which appears to enjoy broad-based support, may result in a significant long-term increase in federal procurements.

Thus, while changes and adjustments can undoubtedly be anticipated, KeyStone believes the overall outlook for the GovCon sector remains promising. This is in part due to the changing nature of the contracting process. The volume and frequency of requests for proposals has been increasing during recent years as outdated and ill-conceived programs have been eliminated in favor of higher priority programs. Moreover, Low Price Technically Acceptable (LPTA) contracts have increasingly falling into disfavor as the true long-term costs of these contracts have become apparent, and a more rigorous approach to government contracting has gained favor.

In connection with the audit of its consolidated financial statements for the years ended December 31, 2016 and 2015, KeyStone’s management concluded that it had material weaknesses in its internal controls because KeyStone does not currently have adequately designed internal controls to ensure the timely preparation and review of the accounting for certain complex, non-routine transactions by those with appropriate technical expertise, which was necessary to provide reasonable assurance that the Company’s consolidated financial statements and related disclosures would be prepared in accordance with GAAP. In addition, KeyStone did not have adequately designed and documented financial close and management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements. As defined in the Standards of the Public Company Accounting Oversight Board, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. KeyStone’s management is developing a plan to remediate the material weaknesses but there is no assurance that such plans, when enacted, will be successful.

Firestorm Acquisition

On January 25, 2017 (the “Firestorm Closing Date”), KeyStone acquired Firestorm. Pursuant to the terms of the Membership Interest Purchase Agreement (the “MIPA”), by and among KeyStone, each of the Firestorm entities, each of the members of each such Firestorm entity, and a newly created acquisition subsidiary of KeyStone, Firestorm Holdings, LLC (“Firestorm Holdings”), KeyStone acquired all of the equity interests in Firestorm (indirectly, with Firestorm Holdings being the direct owner) for the following consideration:

•	$500,000 in cash in the aggregate paid by KeyStone as of the Closing Date to the three principals of Firestorm (“Firestorm Principals”).

•

$1,000,000 in the aggregate in the form of four unsecured, subordinated promissory notes issued by KeyStone payable over five years after the Closing Date, to all the members (consisting of the Firestorm

Principals and the fourth member of the Firestorm Entities (the “Fourth Member”). The notes payable to the Firestorm Principals are individually referred to herein as a “Firestorm Principal Note” and collectively, as the “Firestorm Principal Notes”. The Firestorm Principal Notes are payable at an interest rate of 2% and the Fourth Member Note is payable at an interest rate of 7%:

•	Each of the Firestorm Principals were issued 162,698 shares of the common stock, par value $0.0001 per share, of KeyStone (“KeyStone Common Stock”), for an aggregate issuance of 488,094 shares of KeyStone Common Stock;

•	Each of the Firestorm Principals received warrants to purchase 54,233 shares of KeyStone Common Stock, exercisable over a period of five years after the Closing Date, at an exercise price of $5.00 per share; and

•	Each of the Firestorm Principals received warrants to purchase 54,233 shares of KeyStone Common Stock, exercisable over a period of five years after the Firestorm Closing Date, at an exercise price of $7.00 per share.

Second Amended and Restated Agreement and Plan of Merger

On July 12, 2017, KeyStone entered into that certain Second Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Brekford Traffic Safety, Inc. (“Brekford”), Novume Solutions, Inc., a Delaware corporation (“Novume”), and certain merger subsidiaries party thereto, which amended an agreement originally entered into by such parties on February 10, 2017. A copy of the Second Amended and Restated Merger Agreement is attached as Exhibit 7.3.

The Merger Agreement provides for Brekford and KeyStone to each engage in merger transactions (the “Mergers”) with separate wholly-owned subsidiaries of Novume. One wholly-owned subsidiary of Novume will merge with and into Brekford, leaving Brekford as a wholly-owned subsidiary of Novume, and KeyStone will merge with and into another wholly-owned subsidiary of Novume, with KeyStone Merger Sub surviving such merger.

Upon consummation of the Mergers (the “Effective Time”): (1) each share of the common stock, par value $0.0001 per share, of Brekford issued and outstanding immediately prior to the Effective Time and all rights in respect thereof, shall, without any action on the part of any holder thereof, cease to exist and be converted into and become exchangeable for the right to receive 1/15th of a share of the common stock, par value $0.0001 per share, of Novume (“Novume Common Stock”), (2) each share of the common stock, par value $0.0001 per share, of KeyStone issued and outstanding immediately prior to the Effective Time and all rights in respect thereof, shall, without any action on the part of any holder thereof, cease to exist and be converted into and become exchangeable for, 1.9399449 (for convenience and readability, this ratio is referred to as 1.9399 hereinafter, but all calculations based on the ratio were completed using the actual ratio of 1.9399449) shares of Novume Common Stock, and (3) each share of Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share, of KeyStone and all rights in respect thereof, shall, without any action on the part of any holder thereof, cease to exist and be converted into and become exchangeable for 1 share of the Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share, of Novume (“Novume Preferred Stock”).

The Mergers will not be completed unless customary conditions set forth in the Merger Agreement are satisfied or waived by Brekford or KeyStone. One such condition was that the Novume Common Stock and Novume Preferred Stock issued or issuable as merger consideration would be registered on an effective registration statement on Form S-4 filed by Novume with the SEC (the “Registration Statement”). On August 4, 2017, the Registration Statement became effective thereby satisfying this condition. As of August 10, 2017, the completion of certain required “Blue Sky” filings was the only outstanding non-waivable condition to the closing of the Mergers, barring the unforeseen enactment of a law or regulation that has the effect of making the consummation of the Mergers illegal.

Novume Media

KeyStone formed Novume Media on December 28, 2016, and it has been operational since late February of 2017, when it began developing the television show, The Bridge, described in more detail above.

Results of Operations – Comparison of the Six Months Ended June 30, 2017 and 2016

The unaudited results for the periods shown below should be reviewed in conjunction with the accompanying unaudited consolidated financial statements and notes as of and for the six months ended June 30, 2017 and 2016, respectively. Consolidated operating results for the six months ended June 30, 2017 include Firestorm operations for the period from January 25, 2017 through June 30, 2017 and Novume Media operations for the period from February 1, 2017 through June 30, 2017.

KeyStone Solutions, Inc.

Condensed Consolidated Statements of Operations

for the Six Months Ended June 30, 2017 and 2016

	Six Months Ended June 30,
	2017	2016
REVENUE	$6,710,250	$7,177,345
Cost of revenue	3,560,176	4,162,154

Gross profit	3,150,074	3,015,191

OPERATING EXPENSES
Selling, general, and administrative expenses	5,033,371	2,562,582

Income (loss) from operations	(1,883,297)	452,609
OTHER (EXPENSE) INCOME
Interest expense	(63,905)	(13,037)
Other income	91,267	91,267

Total other income	(27,362)	78,230

Income (loss) before taxes	(1,855,935)	530,839

Income tax benefit (expense)	739,235	(108,298)

Net income (loss)	$(1,116,700)	$422,541

Comparison of the Six Months Ended June 30, 2017 and 2016

Revenue

Consolidated revenue for the six months ended June 30, 2016 is mostly attributable to the KeyStone’s wholly-owned subsidiary, AOC Key Solutions. Consolidated revenue for the six months ended June 30, 2017 includes revenue from Firestorm after the January 25, 2017 acquisition by KeyStone. Revenue decreased by $467,095, or 6.5%, to $6,710,250 for the six months ended June 30, 2017 compared to $7,177,345 in the comparable period in 2016. Revenue attributable to Firestorm was $781,753 for the period from January 25, 2017 through June 30, 2017. The $1,248,48 decrease in revenue attributable to legacy KeyStone was due to a decrease in the number and dollar volume of contracts in AOC Key Solutions.

Cost of Revenue

Total cost of revenue for the six months ended June 30, 2017 decreased by $601,978, or 14.5%, to $3,560,176 compared to $7,177,345 in the comparable period in 2016. Cost of revenue attributable to Firestorm was $228,910 for the period from January 25, 2017 through June 30, 2017. The $830,888 decrease in the cost of revenue of the legacy KeyStone was mostly attributable to lower revenue.

Gross Profit

Gross profit for the six months ended June 30, 2017 increased by $134,883, or 4.5%, to $3,150,074 compared to $3,015,191 for the comparable period in 2016. Gross profit attributable to Firestorm was $552,843 for the period from January 25, 2017 through June 30, 2017. The $417,960 decrease in the gross profit of the legacy KeyStone was mostly attributable to the net effect of the increased use of consultants and an increase in non-billable expenses.

The gross profit margin increased to 46.9% for the six months ended June 30, 2017 compared to 42.0% in the comparable period in 2016. Excluding the gross profit margin for Firestorm, the gross profit margin for legacy KeyStone for the six months ended June 30, 2017 and 2016 was 43.8% and 42.0%, respectively.

Operating Costs and Expenses

Operating costs and expenses for the six months ended June 30, 2017 increased by $2,470,789, or 96.4%, to $5,033,371 compared to $2,562,582 in the comparable period in 2016. Operating cost and expenses attributable to Firestorm was $514,081 for the period from January 25, 2017 through June 30, 2017. The increase in operating costs and expenses was primarily due to an increase in holding company salaries, professional and legal services, ramp up of operations and expenses related to maintaining compliance with applicable listing rules and SEC requirements that were lower during the six months ended June 30, 2016 because KeyStone was formed in mid-March 2016. The Company also launched a new television show in the second quarter which increased operating costs and expenses by approximately $273,000. This television show airs locally in the Washington DC market. Legacy KeyStone expenses decreased by approximately $160,000. As percentage of revenue, KeyStone operating costs and expenses for the six months ended June 30, 2017 increased to 75.0% compared to 35.7% in the comparable period in 2016.

KeyStone anticipates that its general and administrative expenses will increase in future periods. These increases will include costs related to hiring of personnel and fees to outside consultants, lawyers and accountants as well as expenses related to maintaining compliance with applicable listing rules and SEC requirements, insurance, and investor relations activities.

Other Income

Other income for the six months ended June 30, 2017 was $27,362 compared to other income of $78,230 in the comparable period in 2016. This decrease was related primarily to the interest expense related the Avon Road Note.

Income Taxes

AOC Key Solutions elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, AOC Key Solutions did not pay federal corporate income tax, and in most instances state income tax, on its taxable income. AOC Key Solutions revoked its S Corporation election upon the March 15, 2016 merger with KeyStone and is now subject to corporate income taxes. Firestorm is a single-member LLC with KeyStone as the sole member.

The benefit from income tax for the six months ended June 30, 2017 was $739,235 and is primarily comprised of a deferred tax benefit. Income tax expense of $108,298 was recorded for the six months ended June 30, 2016.

Net Income (Loss)

Net loss for the six months ended June 30, 2017 was ($1,116,700) compared to net income of $422,541 for the comparable period in 2016. The net loss margin was 16.6% for the six months ended June 30, 2017 compared to a net income margin of 5.9% for the comparable period in 2016.

Cash Flow

KeyStone expects to finance its operations over the next twelve months from the date of this report primarily through existing cash flow and from the net proceeds of its securities offering described in that certain offering statement on Form 1-A and the offering circular appended thereto (the “Reg A Offering”), which was qualified by the SEC on November 8, 2016 (the “Qualification Date”), supplemented as necessary by funds available through its $1,000,000 revolving line of credit or the optional $100,000 term loan provided for in the credit agreement. The Reg A Offering, line of credit and optional term loan are further described in this KeyStone management discussion under Liquidity and Capital Resources.

The net cash flows from operating, investing and financing activities for the periods below were as follows:

	Six Months Ended June 30,
	2017	2016
Net cash provided by (used in):
Operating activities	$(1,082,664)	$(868,624)
Investing activities	(38,188)	(47,446)
Financing activities	1,248,119	374,385

Net increase (decrease) in cash and cash equivalents:	$127,267	$(541,685)

Cash Used for Operating Activities

For the six months ended June 30, 2017, net cash used for operating activities was $1,082,664. Cash was used primarily to fund our operations and working capital needs. KeyStone also incurred non-cash expenses including depreciation and amortization, bad debt expense, deferred taxes, deferred rent, share-based compensation, warrant expense and financing related costs.

For the six months ended June 30, 2016, net cash used for operating activities was $868,624. Cash was used primarily to fund our operations and working capital needs. AOC Key Solutions also incurred non-cash expenses including depreciation and amortization deferred financing costs and deferred rent.

Cash Used for Investing Activities

For the six months ended June 30, 2017, net cash used for investing activities of $38,188 related to the purchase of computer hardware and equipment.

For the six months ended June 30, 2016, net cash used for investing activities of $47,446 related to the purchase of computer hardware and equipment.

Cash Used for Financing Activities

For the six months ended June 30, 2017, net cash provided by financing activities of $1,248,119 related to the net proceeds from the issuance of preferred stock, offset by the acquisition of Firestorm, net of cash acquired, and the payment of preferred stock dividends.

For the six months ended June 30, 2016, net cash provided by financing activities of $374,385 related to proceeds from a note payable offset by AOC Key Solutions stockholders’ distributions.

Non-Cash Financing Activities

In March 2016, the AOC Key Solutions’ stockholders exchanged 100% of their outstanding shares of common stock in AOC Key Solutions for proportionate shares of KeyStone Solutions’ outstanding common stock and $1,192,844 of undistributed earnings were contributed to KeyStone.

In January 2017, KeyStone acquired Firestorm as described above. The non-cash consideration for this acquisition included notes payable of $907,407 and the issuance of 488,092 shares of KeyStone common stock valued at $1,203,986.

Lease Obligations

KeyStone leases office space in Chantilly, Virginia under the terms of a ten-year lease expiring October 31, 2019. The lease contains one five-year renewal option. The lease terms include an annual increase in base rent and expenses of 2.75%. KeyStone also leases office space in New Orleans, Louisiana under a three-year lease expiring May 31, 2018, and in Roswell, Georgia under a lease expiring October 31, 2017.

Rent expense for the six months ended June 30, 2017 and 2016 was $275,467 and $252,690, respectively.

As of June 30, 2017, the future obligations over the primary terms of the AOC Key Solutions’ long-term leases expiring in 2018 and 2019 and the Firestorm long-term lease expiring in 2017 are as follows:

2017	$255,294
2018	513,939
2019	435,313

Total	$1,204,546

AOC Key Solutions is the lessor in an agreement to sublease office space in Chantilly, Virginia with an initial term of two years with eight one-year options to renew the lease through October 31, 2019. The lease provides for an annual increase in base rent and expenses of 2.90%. The initial term ended October 31, 2011 and AOC Key Solutions exercised the renewal options through 2014. On April 7, 2015, the lease was amended to sublease more space to the subtenant and change the rental calculation. Rent income for the six months ended June 30, 2017 and 2016 was $91,267 and $91,267, respectively.

Liquidity and Capital Resources

KeyStone has funded its operations primarily through cash from operating activities of AOC Key Solutions and the $500,000 Avon Note (see below). As of June 30, 2017, KeyStone Solutions had unrestricted cash and cash equivalents of $2,915,854 and working capital of $3,349,509 as compared to unrestricted cash and cash equivalents $2,788,587 and working capital of $3,714,958 as of December 31, 2016.

In the Fall of 2016, KeyStone commenced its Reg A Offering of up to 3,000,000 Units. At the initial closing of the Reg A Offering, on December 23, 2017, KeyStone sold 301,570 Units and received aggregate gross proceeds of $3,015,700. At the second closing of the Reg A Offering, on January 23, 2017, KeyStone sold 119,757 Units and received aggregate gross proceeds of $1,197,570. At the third and final closing of the Reg A Offering, on March 21, 2017, KeyStone sold 81,000 Units and received aggregate gross proceeds of $810,000. As reported by KeyStone in its Current Report on Form I-U, as filed with the SEC on March 22, 2017, the Reg A Offering is now closed, effective as of the third closing.

We anticipate that KeyStone will pay the quarterly cash dividends through cash flow from KeyStone, Firestorm and potential business growth from other acquired entities. The quarterly dividend payments are due within five (5) business days following the end of a quarter. On April 7, 2017, KeyStone paid cash dividends of $75,695 to holders of record of KeyStone Preferred Stock as of March 30, 2017. On July 12, 2017, KeyStone paid cash dividends totaling $87,907 to holders of record of KeyStone Preferred Stock as of June 30, 2017. Should dividend payments be approved for the remaining two quarters in 2017, the total 2017 estimated payment would be approximately $340,000 which includes accrued interest payable for those stockholders who participated in the initial closing of the Reg A Offering on December 23, 2016 and subsequent second and third closings on January 23, 2017 and March 21, 2017, respectively.

Operating assets and liabilities consist primarily of receivables from billed and unbilled services, accounts payable, accrued expenses, and accrued payroll and related benefits. The volume of billings and timing of collections and payments affect these account balances.

AOC Key Solutions was a party to a business loan agreement (the “2015 Loan Agreement”) with Sandy Spring Bank (“Sandy Spring”) dated as of September 25, 2015. The primary credit facility was an asset based revolving line of credit up to $1,000,000 which was due to mature on September 30, 2016. To secure KeyStone’s obligations under the 2015 Loan Agreement, AOC Key Solutions had granted to Sandy Spring a security interest in its accounts receivable. Sandy Spring was required to advance funds to AOC Key Solutions up to the lesser of (1) $1,000,000 or (2) eighty percent (80%) of the aggregate amount of all of AOC Key Solutions’ accounts receivable aged 90-days or less which contained selling terms and conditions acceptable to Sandy Spring. AOC Key Solutions’ obligations under the 2015 Loan Agreement were guaranteed by James McCarthy, the former chairman of AOC Key Solutions, and his wife. AOC Key Solutions did not draw any funds from this credit facility in 2015.

On August 11, 2016, KeyStone entered into a Loan and Security Agreement (the “2016 Line of Credit”) with Sandy Spring that replaced the 2015 Loan Agreement. The 2016 Line of Credit is comprised of: 1) an asset-based revolving line of credit up to $1,000,000 for short-term working capital needs and general corporate purposes which is due to mature on July 31, 2017, bears interest at the Wall Street Journal Prime Rate, floating, plus 0.50% and is secured by a first lien on all of KeyStone’s business assets; and 2) an optional term loan of $100,000 which must be drawn by July 31, 2017, is for permanent working capital, bears interest at the Wall Street Journal Prime Rate, floating, plus 0.75%, requires monthly payments of principal plus interest to fully amortize the loan over four (4) years, is secured by a first lien on all of KeyStone’s business assets, cross-collateralized and cross-defaulted with the revolving line of credit, and matures on February 15, 2019. The 2016 Line of Credit does not require any personal guarantees.

The borrowing base for the 2016 Line of Credit is up to the lesser of (1) $1,000,000 or (2) eighty percent (80%) of the aggregate amount of all of KeyStone’s eligible accounts receivable as defined by Sandy Spring. The borrowing base for the $100,000 term loan is fully reserved under the borrowing base for the revolving line of credit. The 2016 Line of Credit has periodic reporting requirements and balance sheet covenants, as well as affirmative and negative operational and ownership covenants. KeyStone was in compliance with all 2016 Line of Credit covenants as of June 30, 2017, except with regard to an affirmative covenant to have all KeyStone subsidiaries become a borrower or guarantor to the 2016 Line of Credit within a specified time frame (the “Technical Default”). On August 11, 2017, Sandy Spring issued a waiver letter to KeyStone regarding the Technical Default. KeyStone incurred no penalties, fees, or interest in connection with the Technical Default.

As of June 30, 2017 and 2016, KeyStone had no balances due, respectively, for the 2016 Line of Credit and the 2015 Loan Agreement and there are no amounts outstanding as of the August 14, 2017. When KeyStone replaced the 2015 Loan Agreement with the 2016 Line of Credit on August 11, 2016, neither line of credit had a balance due.

On March 16, 2016, KeyStone entered into the Avon Road Purchase Agreement pursuant to which KeyStone agreed to issue up to $1,000,000 in subordinated debt, to be evidenced by one or more Avon Road Notes, and Avon Road Warrants to purchase up to 125,000 shares of KeyStone Common Stock. The exercise price for the Avon Road Warrants is $2.00 per share. On March 16, 2016, an Avon Road Note with a face amount of $500,000 and Avon Road Warrants to purchase 62,500 shares of KeyStone Common Stock were issued pursuant to the Avon Road Purchase Agreement. The Avon Road Note, the entire principal amount of which remained outstanding of as June 30, 2017, is subordinated to the 2016 Line of Credit and any successor financing facility. Simple interest accrues on the unpaid principal of the note at a rate equal to the lower of (a) 9% per annum, or (b) the highest rate permitted by applicable law. Interest is payable monthly and the note matures on March 16, 2019.

As of June 30, 2017, KeyStone did not have any material commitments for capital expenditures.

Item 2.	Other Information

On July 19, 2017, KeyStone and Sandy Spring agreed to extend the 2016 Line of Credit for 90 days, until October 31, 2017. All other terms of the 2016 Line of Credit remained unchanged.

As set forth above in Item 1, on August 11, 2017, Sandy Spring issued a waiver letter to KeyStone regarding the Technical Default.

Item 3.	Financial Statements

KEYSTONE SOLUTIONS, INC. AND SUBSIDIARIES

KeyStone Solutions, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

	June 30, 2017	December 31, 2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,915,854	$2,788,587
Accounts receivable, net of $24,000 and $0 of allowance for doubtful accounts	2,371,171	1,997,831
Other current assets	92,838	81,011

Total current assets	5,379,863	4,867,429

PROPERTY AND EQUIPMENT:
Furniture and fixtures	137,784	137,784
Office equipment	476,683	463,937
Leasehold improvements	33,259	33,259

	647,726	634,980
Less: accumulated depreciation	(540,097)	(515,911)

Net property and equipment	107,629	119,069
Goodwill	2,497,136	—
Intangibles, net	—	—
OTHER ASSETS
Deferred offering and financing costs	2,874	236,963
Deferred tax asset	959,217	219,982
Deposits	35,145	39,282

Total other assets	997,236	496,227

Total Assets	$8,981,864	$5,482,725

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$966,128	$577,268
Accrued expenses and other current liabilities	1,022,276	575,203
Deferred revenue	41,950	—

Total current liabilities	2,030,354	1,152,471

LONG-TERM LIABILITIES
Note payable	1,372,412	457,289
Deferred rent	56,182	56,709

Total long-term liabilities	1,428,594	513,998

Total liabilities	3,458,948	1,666,469

Series A Cumulative Convertible Redeemable Preferred stock, $0.0001 par value, 505,000 and 500,000 shares authorized, 502,327 and 301,570 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively	3,845,477	2,269,602

STOCKHOLDERS’ EQUITY

Common stock, $0.0001 par value, 25,000,000 shares authorized, 5,488,094 and 5,000,000 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively	549	500
Preferred stock, $0.0001 par value, 7,500,000 and 7,500,000 shares authorized, 505,000 and 500,000 shares designated as of June 30, 2017 and December 31, 2016, respectively	—	—
Additional paid-in capital	3,368,126	1,976,549
(Accumulated deficit) retained earnings	(1,691,236)	(430,395)

Total Stockholders’ Equity	1,677,439	1,546,654

Total Liabilities and Stockholders’ Equity	$8,981,864	$5,482,725

The accompanying notes are an integral part of these condensed consolidated financial statements.

KeyStone Solutions, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

	Six Months Ended June 30,
	2017	2016
REVENUE	$6,710,250	$7,177,345
Cost of revenue	3,560,176	4,162,154

Gross profit	3,150,074	3,015,191

OPERATING EXPENSES
Selling, general, and administrative expenses	5,033,371	2,562,582

Income (loss) from operations	(1,883,297)	452,609
OTHER (EXPENSE) INCOME
Interest expense	(63,905)	(13,037)
Other Income	91,267	91,267

Total other income	27,362	78,230

Income (loss) before taxes	(1,885,935)	530,839

Income tax benefit (expense)	739,235	(108,298)

Net income (loss)	$(1,116,700)	$422,541

(Loss) earnings per common share - basic	$(0.22)	$0.14

(Loss) earnings per common share - diluted	$(0.22)	$0.14

Weighted average shares outstanding
Basic	5,284,722	2,917,238
Diluted	5,284,722	2,954,044

The accompanying notes are an integral part of these condensed consolidated financial statements.

KeyStone Solutions, Inc. and Subsidiaries

Condensed Consolidated Statements of Changes in Stockholders’ Equity

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders’ Equity (Accumulated Deficit)
Balance as of December 31, 2016	5,000,000	$500	$1,976,549	$(430,395)	$1,546,654
Net common stock issued in acquisition	488,094	49	976,237	—	976,286
Stock-based compensation	—	—	120,149	—	120,149
Issuance of warrants	—	—	295,191	—	295,191
Preferred stock dividends	—	—	—	(144,141)	(144,141)
Net loss	—	—	—	(1,116,700)	(1,116,700)

Balance as of June 30, 2017	5,488,094	$549	$3,368,126	$(1,691,236)	$1,677,439

The accompanying notes are an integral part of these condensed consolidated financial statements.

KeyStone Solutions, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

	Six Months ended June 30,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(1,116,700)	$422,541
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	51,229	116,246
Bad debt expense	24,000	—
Deferred taxes	(739,235)	(25,925)
Share-based compensation	120,149	—
Deferred financing costs	7,716	(551,427)
Deferred rent	(17,111)	(49,130)
Warrant expense	67,491	—
Changes in operating assets and liabilities
Accounts receivable	(285,098)	(1,546,727)
Deposits	4,137	—
Prepaid expenses and other current assets	12,336	(7,927)
Accounts payable	349,337	384,639
Accrued expenses and other current liabilities	419,628	389,086
Deferred revenue	19,457	—

Net cash used in operating activities	(1,082,664)	(868,624)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(38,188)	(47,446)

Net cash used in investing activities	(38,188)	(47,446)

CASH FLOWS FROM FINANCING ACTIVITIES
Stockholders’ distributions	—	(125,615)
Proceeds from notes payable	—	500,000
Acquisition of Firestorm - net of cash acquired	(417,704)	—
Net proceeds from issuance of preferred stock	1,809,964	—
Payment of preferred dividends	(144,141)	—

Net cash provided by financing activities	1,248,119	374,385

Net increase (decrease) in cash and cash equivalents	127,267	(541,685)
Cash and cash equivalents at beginning of year	2,788,587	567,866

Cash and cash equivalents at end of June 30	$2,915,854	$26,181

The accompanying notes are an integral part of these condensed consolidated financial statements.

KeyStone Solutions, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

June 30, 2017 and 2016

NOTE 1 – NATURE OF OPERATIONS AND RECAPITALIZATION

Nature of Operations

KeyStone Solutions, Inc. (the “Company” or “KeyStone”) was formed in March 2016 as a holding company for its wholly-owned subsidiary AOC Key Solutions, Inc. (“KSI” or “Predecessor”). KSI provides consulting and technical support services to assist clients seeking U.S. Federal government contracts in the technology, telecommunications, defense, and aerospace industries. Novume Media, Inc. (“Novume Media”) was formed by KeyStone in December 2016, however, it did not start operations until February 1, 2017. The Company, KSI and Novume Media are headquartered in Chantilly, Virginia and have an office in New Orleans, Louisiana. On January 25, 2017, KeyStone acquired Firestorm (See Note 2), a nationally recognized leader in crisis management, crisis communications, emergency response, and business continuity, including workplace violence prevention, cyber-breach response, communicable illness/pandemic planning, predictive intelligence, and other emergency, crisis and disaster preparedness initiatives. Firestorm is headquartered in Roswell, Georgia.

Recapitalization

On March 15, 2016, the stockholders of KSI formed KeyStone as a holding company with the same proportionate ownership percentage as KSI. On that same date KSI entered into a merger agreement (the “KSI Merger Agreement”) with KeyStone and KCS Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of KeyStone with no activity. Pursuant to the KSI Merger Agreement, on March 15, 2016, Merger Sub was merged with and into KSI, and thus KSI became a wholly-owned subsidiary of KeyStone. To complete the merger, the stockholders exchanged 100% of the outstanding common stock of KSI for newly issued common stock of KeyStone, representing 100% of the outstanding common stock. This effectively transferred 100% of the voting equity interest and control of KSI to KeyStone. The undistributed earnings totaling $1,192,844 of KSI as of that date were considered a capital contribution to KeyStone and were therefore reclassified to additional paid-in capital. The operations of KSI did not change, nor have any assets or operations transferred to either KeyStone or Merger Sub. The merger transaction resulted in no gain or loss to either entity. The stockholders’ proportionate ownership of KeyStone remains the same as it was for KSI. KeyStone accounted for the merger transaction as a recapitalization in the accompanying consolidated financial statements.

The table below provides the unaudited consolidated condensed statement of operations for AOC Key Solutions, Inc. (predecessor) and KeyStone Solutions, Inc. (successor), respectively, for the periods of January 1, 2016 through March 14, 2016 and March 15, 2016 through June 30, 2016, and how these interim periods total to the unaudited consolidated condensed statement of operations for the six months ended June 30, 2016.

AOC Key Solutions, Inc. (Predecessor) and KeyStone Solutions, Inc. (Successor)

Consolidated Condensed Statement of Operations (Unaudited)

	January 1, 2016 through March 14, 2016 (Predecessor) Unaudited	March 15, 2016 through June 30, 2016 (Successor) Unaudited	Six Months Ended June 30, 2016 Unaudited
REVENUE	$2,800,250	$3,910,000	$6,710,250
Cost of revenue	1,541,542	2,018,634	3,560,176

Gross profit	1,258,708	1,891,366	3,150,074

OPERATING EXPENSES
Selling, general, and administrative expenses	830,505	4,202,866	5,033,371

Income (loss) from operations	428,203	(2,311,500)	(1,883,297)
OTHER (EXPENSE) INCOME
Interest expense	—	(63,905)	(63,905)
Other income	—	91,267	91,267

Total other income	—	27,362	27,362

Income (loss) before taxes	428,203	(2,284,138)	(1,855,935)

Income tax benefit	—	739,235	739,235

Net income (loss)	$428,203	$(1,544,903)	$(1,116,700)

NOTE 2 – ACQUISITION

Firestorm Acquisition

On January 25, 2017 (the “Closing Date”), KeyStone acquired Firestorm Solutions, LLC and Firestorm Franchising, LLC (collectively, the “Firestorm Entities” or “Firestorm”).

Membership Interest Purchase Agreement

Pursuant to the terms of the Membership Interest Purchase Agreement (the “MIPA”), by and among KeyStone, each of the Firestorm Entities, each of the Members of the Firestorm Entities, and a newly created acquisition subsidiary of KeyStone, Firestorm Holdings, LLC, a Delaware limited liability company (“Firestorm Holdings”), KeyStone has acquired all of the membership interests in each of the Firestorm Entities for the following consideration:

•	$500,000 in cash in the aggregate paid by KeyStone as of the Closing Date to the three principals (Harry W. Rhulen, Suzanne Loughlin, and James W. Satterfield, collectively the “Firestorm Principals”) of the Firestorm. Of that aggregate amount $250,000 was paid to Mr. Satterfield, and $125,000 was paid to each of Mr. Rhulen and Ms. Loughlin;

•

$1,000,000 in the aggregate in the form of four unsecured, subordinated promissory notes issued by KeyStone payable over five years after the Closing Date, to all the members (consisting of the Firestorm Principals and Lancer Financial Group, Inc. (“Lancer”)) of the Firestorm Entities. The principal amount of the note payable to Lancer is $500,000 (the “Lancer Note”). The principal amount of the note payable to Mr. Rhulen is $166,666.66. The principal amount of the notes payable to each of Mr. Satterfield and Ms. Loughlin is $166,666.67. (The notes payable to Mr. Rhulen, Ms. Loughlin and Mr. Satterfield are individually referred to herein as a “Firestorm Principal Note” and collectively, as the “Firestorm

Principal Notes”). The Firestorm Principal Notes are payable at an interest rate of 2% and the Lancer Note is payable at an interest rate of 7%. $907,407 was recorded to notes payable to reflect the net fair value of the notes issued due to the difference in interest rates. The Lancer Note also has a capped subordination of $7,000,000, subject to the consent of Lancer;

•	Each of the Firestorm Principals were issued 162,698 shares of the common stock, par value $0.0001 per share, of KeyStone (“KeyStone Common Shares”), for an aggregate issuance of 488,094 KeyStone Common Shares;

•	Each of the Firestorm Principals received warrants to purchase 54,233 KeyStone Common Shares, exercisable over a period of five years after the Closing Date, at an exercise price of $5.00 per share; and

•	Each of the Firestorm Principals received warrants to purchase 54,233 KeyStone Common Shares, exercisable over a period of five years after the Closing Date, at an exercise price of $7.00 per share.

As the Firestorm acquisition has recently been completed, the Company is currently in the process of completing the purchase price allocation. As a result, the purchase price allocation for Firestorm will be included in the Company’s consolidated financial statements in future periods in 2017. The table below shows the preliminary analysis related to the Firestorm acquisition:

Cash paid	$500,000
Notes payable issued	907,407
Common stock issued	976,286
Warrants issued, $5	125,411
Warrants issued, $7	102,289

Total consideration	2,611,393
Less cash received	(82,296)
Less other assets	(181,776)
Plus liabilities assumed	106,046

Net goodwill recorded	$2,453,367

The initial determination of the fair value of the assets acquired and liabilities assumed, which includes approximately $2.5 million of goodwill, is based on a preliminary valuation and the estimates and assumptions for these items are subject to change as we obtain additional information during the measurement period. Subsequent changes to the purchase price or other fair value adjustments determined during the measurement period will be recorded as an adjustment to goodwill and possibly intangibles. Goodwill is not deductible for tax purposes.

The following unaudited pro-forma combined financial information gives effect to the acquisition of Firestorm as if it was consummated January 1, 2016. This unaudited pro-forma financial information is presented for information purposes only, and is not intended to present actual results that would have been attained had the acquisition been completed as of January 1, 2016 (the beginning of the earliest period presented) or to project potential operating results as of any future date or for any future periods.

	For the Six Months Ended June 30,
	2017	2016
Revenues	$6,863,418	$7,628,902
Net income (loss)	$(1,104,859)	$518,103
Basic earnings (loss) per share	$(0.21)	$0.18
Diluted earnings (loss) per share	$(0.21)	$0.18

In connection with the MIPA, KeyStone has also entered into employment agreements with three of the founders of the Firestorm Entities as set forth below.

Harry W. Rhulen Employment Agreement

The Rhulen Employment Agreement provides that upon the Closing Date his employment agreement will become effective for an initial five-year term as President of KeyStone Solutions, Inc. His base salary will be $275,000 per annum, and he will be eligible for a bonus as determined by the KeyStone’s compensation committee. Mr. Rhulen will also be eligible to receive all such other benefits as are provided by the KeyStone to other management employees that are consistent with the KeyStone’s fringe benefits available to any other officer or executive of the KeyStone. Mr. Rhulen has been granted options to purchase 80,000 KeyStone Common Shares, which shall begin vesting on the one-year anniversary of the Closing Date and continue vesting monthly over the following two years, at an exercise price of $3.00 per share.

Suzanne Loughlin Employment Agreement

The Loughlin Employment Agreement provides that upon the Closing Date her employment agreement will become effective for an initial five-year term as General Counsel and Chief Administrative Officer of KeyStone Solutions, Inc. Her base salary will be $225,000 per annum, and she will be eligible for a bonus as determined by the KeyStone’s compensation committee. Ms. Loughlin will also be eligible to receive all such other benefits as are provided by the KeyStone to other management employees that are consistent with the KeyStone’s fringe benefits available to any other officer or executive of the KeyStone. Ms. Loughlin has been granted options to purchase 80,000 KeyStone Common Shares, which shall begin vesting on the one-year anniversary of the Closing Date and continue vesting monthly over the following two years, at an exercise price of $3.00 per share.

James W. Satterfield Employment Agreement

The Satterfield Employment Agreement provides that upon the Closing Date his employment agreement will become effective for an initial five-year term as President and Chief Executive Officer of each of the Firestorm Entities. His base salary will be $225,000 per annum, and he will be eligible for a bonus as determined by the KeyStone’s compensation committee. Mr. Satterfield will also be eligible to receive all such other benefits as are provided by the KeyStone to other management employees that are consistent with the KeyStone’s fringe benefits available to any other officer or executive of the KeyStone or its subsidiaries. Mr. Satterfield has been granted options to purchase 50,000 KeyStone Common Shares, which shall begin vesting on the one-year anniversary of the Closing Date and continue vesting monthly over the following two years, at an exercise price of $3.00 per share, in connection with the Acquisition.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of KeyStone, the parent company, and its wholly-owned subsidiaries KSI, Novume Media, Chantilly Petroleum, LLC (“Chantilly Petroleum”), Firestorm Solutions, LLC, Firestorm Franchising, LLC and Government Industry Leadership Institute, LLC (“GILI”). The operations of Chantilly Petroleum and GILI are not material.

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and in accordance with the accounting rules under Regulation S-X, as promulgated by the Securities and Exchange Commission (“SEC”) for interim reporting under Regulation A. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

These interim financial statements include all adjustments, which are, in the opinion of management, necessary to fairly state the results of the interim periods such that they are not misleading. Interim results are not necessarily indicative of results to be expected for the full year. The December 31, 2016 balance sheet was derived from audited financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 1-K for the year ended to December 31, 2016.

Cash Equivalents

KeyStone considers all highly liquid debt instruments purchased with the maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customer obligations due under normal trade terms. The Company provides its services primarily to clients seeking U.S. Federal government contracts in the technology, communications, defense and aerospace industries. The Company performs continuing credit evaluations of its clients’ financial condition, and the Company generally does not require collateral.

Management reviews accounts receivable to determine if any receivables will potentially be uncollectible. Factors considered in the determination include, among other factors, number of days an invoice is past due, client historical trends, available credit ratings information, other financial data and the overall economic environment. Collection agencies may also be utilized if management so determines.

The Company records an allowance for doubtful accounts based on specifically identified amounts that are believed to be uncollectible. The Company also considers recording as an additional allowance a certain percentage of aged accounts receivable, based on historical experience and the Company’s assessment of the general financial conditions affecting its customer base. If actual collection experience changes, revisions to the allowance may be required. After all reasonable attempts to collect an account receivable have failed, the amount of the receivable is written off against the allowance. Based on the information available, the Company had an allowance for doubtful accounts of $24,000 at June 30, 2017 and determined that an allowance was not required at December 31, 2016.

Property and Equipment

The cost of furniture and fixtures and office equipment is depreciated over the useful lives of the related assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the terms of the lease. Depreciation and amortization is recorded on the straight-line basis.

The range of estimated useful lives used for computing depreciation are as follows:

Furniture and fixtures	5 - 10 years
Office equipment	3 - 5 years
Leasehold improvements	10 years

Depreciation and amortization expense for the six months ended June 30, 2017 and 2016 was $51,229 and $116,246, respectively.

Revenue Recognition

The Company recognizes revenues for the provision of services when persuasive evidence of an arrangement exists, services have been rendered or delivery has occurred, the fee is fixed or determinable and the collectability of the related revenue is reasonably assured. The Company principally derives revenues from fees for services generated on a project-by-project basis. Revenues for time-and-materials contracts are recognized based on the number of hours worked by the employees or consultants at an agreed-upon rate per hour set forth in the Company’s standard rate sheet or as written from time to time in the Company’s contracts or purchase orders. Revenues related to firm-fixed-price contracts are primarily recognized upon completion of the project as these projects are typically short-term in nature. Revenue from the sale of individual franchises is recognized when the contract is signed and collectability is assured, unless the franchisee is required to perform certain training before operations commence. The franchisor has no obligation to the franchisee relating to store development and the franchisee is considered operational at the time the franchise agreement is signed or when required training is completed, if applicable. Royalties from individual franchises are earned based upon the terms in the franchising agreement which are generally the greater of $1,000 or 8% of the franchisee’s monthly gross sales.

Advertising

The Company expenses all non-direct-response advertising costs as incurred. Such costs were not material for the six months ended June 30, 2017 and 2016.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual amounts may differ from these estimates. On an on-going basis, the Company evaluates its estimates, including those related to collectability of accounts receivable, fair value of debt and equity instruments and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not apparent from other sources. Actual results may differ from those estimates under different assumptions or conditions.

Income Taxes

Through March 15, 2016, KSI elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, KSI did not pay U.S. Federal corporate income taxes, and in most instances state income tax, on its taxable income. Instead, the KSI stockholders were liable for individual income taxes on their respective shares of KSI’s net income. KSI effectively revoked its S Corporation election upon the March 15, 2016 merger with the KeyStone. Both KSI and KeyStone are currently subject to corporate income taxes.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company’s evaluation as of June 30, 2017 revealed no uncertain tax positions that would have a material impact on the consolidated financial statements. The 2013 through 2015 tax years remain subject to examination by the IRS and various states. Management does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the consolidated financial statements.

Equity-Based Compensation

The Company recognizes equity-based compensation based on the grant-date fair value of the award on a straight-line basis over the requisite service period, net of estimated forfeitures. Total equity-based compensation expense included in selling, general and administrative expenses in the accompanying consolidated statements of operations for the six months ended June 30, 2017 and 2016 was $120,148 and $26,484.

The Company estimates the fair value of stock options using the Black-Scholes option-pricing model. The use of the Black-Scholes option-pricing model requires the use of subjective assumptions, including the fair value and projected volatility of the underlying common stock and the expected term of the award.

The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions during the six months ended June 30, 2017:

Six Months Ended June 30, 2017
Risk-free interest rate	1.89% - 1.99%
Expected term	5 – 6 years
Volatility	70%
Dividend yield	0&
Estimated annual forfeiture rate at time of grant	0% - 30%

Risk-Free Interest Rate – The yield on actively traded non-inflation indexed U.S. Treasury notes with the same maturity as the expected term of the underlying grants was used as the average risk-free interest rate.

Expected Term – The expected term of options granted was determined based on management’s expectations of the options granted which are expected to remain outstanding.

Expected Volatility – As the Company is a private entity, there is not a substantive share price history to calculate volatility and, as such, the Company has elected to use the calculated value method.

Dividend Yield – The Black-Scholes option pricing model requires an expected dividend yield as an input. The Company has not issued regular dividends in the past nor does the Company expect to issue dividends in the future.

Forfeiture Rate – This is the estimated percentage of equity grants that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimates the forfeiture rate based on past turnover data, level of employee receiving the equity grant, and vesting terms, and revises the rate if subsequent information indicates that the actual number of instruments that will vest is likely to differ from the estimate. The cumulative effect on current and prior periods of a change in the estimated number of awards likely to vest is recognized in compensation cost in the period of the change.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value as of June 30, 2017 and 2016 because of the relatively short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value as of June 30, 2017, given management’s evaluation of the instrument’s current rate compared to market rates of interest and other factors.

The determination of fair value is based upon the fair value framework established by Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect our assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Company has concluded that its Series A Preferred Stock is a Level 3 financial instrument and that the fair value approximates the carrying value due to the proximity of the date of the sale of the Series A Preferred Stock to independent third-parties as compared to June 30, 2017. There were no changes in levels during the six months ended June 30, 2017 and the Company did not have any financial instruments prior to 2016.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and accounts receivable. Concentrations of credit risk with respect to accounts receivable are minimal due to the collection history and due to the nature of the Company’s client base. The Company limits its credit risk with respect to cash by maintaining cash balances with high quality financial institutions. At times, the Company’s cash may exceed U.S. Federally insured limits and as of June 30, 2017 and December 31, 2016, the Company had $2,915,854 and $2,788,587, respectively, of cash and cash equivalents on deposit that exceeded the federally insured limit.

Earnings per Share

Basic earnings per share, or EPS, is computed using the weighted average number of common shares outstanding during the period. Diluted EPS is computed using the weighted average number of common and potentially dilutive securities outstanding during the period except for periods of net loss for which no potentially dilutive securities are included because their effect would be anti-dilutive. Potentially dilutive securities consist of common stock issuable upon exercise of stock options or warrants using the treasury stock method. Potentially dilutive securities issuable upon conversion of the Series A Preferred Stock are calculated using the if-converted method.

The Company calculates basic and diluted earnings per common share using the two-class method. Under the two-class method, net earnings are allocated to each class of common stock and participating security as if all of the net earnings for the period had been distributed. Participating securities consist of Series A Preferred Stock and warrants that contain a nonforfeitable right to receive dividends and therefore are considered to participate in undistributed earnings with common stockholders.

Going Concern Assessment

Beginning with the year ended December 31, 2016 and all annual and interim periods thereafter, management will assess going concern uncertainty in the Company’s consolidated financial statements to determine there is sufficient cash on hand and working capital, including available borrowings on loans, to operate for a period of at least one year from the date the consolidated financial statements are issued or available to be issued, which is referred to as the “look-forward period”, as defined in U.S. GAAP. As part of this assessment, based on conditions that are known and reasonably knowable to management, management will consider various scenarios, forecasts, projections, estimates and will make certain key assumptions, including the timing and nature of projected cash expenditures or programs, and its ability to delay or curtail expenditures or programs, if necessary, among other factors. Based on this assessment, as necessary or applicable, management makes certain assumptions around implementing curtailments or delays in the nature and timing of programs and expenditures to the extent it deems probable those implementations can be achieved and management has the proper authority to execute them within the look-forward period. Management’s assessment determined the Company is a going concern.

New Accounting Pronouncements

Recently Issued Accounting Pronouncements

Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases. This ASU is a comprehensive new leases standard that amends various aspects of existing guidance for leases and requires additional disclosures about leasing arrangements. It will require companies to recognize lease assets and lease liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The ASU is effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years; earlier adoption is permitted. In the financial statements in which the ASU is first applied, leases shall be measured and recognized at the beginning of the earliest comparative period presented with an adjustment to equity. Practical expedients are available for election as a package and if applied consistently to all leases. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial condition, results of operations and cash flows.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, as a new Topic, ASC Topic 606, which supersedes existing accounting standards for revenue recognition and creates a single framework. Additional updates to Topic 606 issued by the FASB in 2015 and 2016 include the following:

•	ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of the new guidance such that the new provisions will now be required for fiscal years, and interim periods within those years, beginning after December 15, 2017.

•	ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations, which clarifies the implementation guidance on principal versus agent considerations (reporting revenue gross versus net).

•	ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which clarifies the implementation guidance on identifying performance obligations and classifying licensing arrangements.

•	ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which clarifies the implementation guidance in a number of other areas.

The underlying principle is to use a five-step analysis of transactions to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The standard permits the use of either a retrospective or modified retrospective application. The Company is currently in the process of completing its assessment of any significant contract and assessing the impact the adoption of the new revenue standard will have on its consolidated financial statements and related disclosures. Thus far the Company does not believe the adoption of this standards update will have a material effect on its consolidated financial statements and related disclosures. However, the Company will continue its evaluation of the standards update through the date of adoption. The standard update, as amended, will be effective for annual periods beginning after December 15, 2017.

There are currently no other accounting standards that have been issued but not yet adopted that will have a significant impact on the Company’s financial position, results of operations or cash flows upon adoption.

Recently Adopted

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. ASU 2015-17 is aimed at reducing complexity in accounting standards. Currently, GAAP requires the deferred taxes for each jurisdiction to be presented as a net current asset or liability and net noncurrent asset or liability. This requires a jurisdiction-by-jurisdiction analysis based on the classification of the assets and liabilities to which the underlying temporary differences relate, or, in the case of loss or credit carryforwards, based on the period in which the attribute is expected to be realized. Any valuation allowance is then required to be allocated on a pro rata basis, by jurisdiction, between current and noncurrent deferred tax assets. To simplify presentation, the new guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. As a result, each jurisdiction will now only have one net noncurrent deferred tax asset or liability. The guidance does not change the existing requirement that only permits offsetting within a jurisdiction; companies are still prohibited from offsetting deferred tax liabilities from one jurisdiction against deferred tax assets of another jurisdiction. The new guidance is effective in fiscal years beginning after December 15, 2016, including interim periods within those years, with early adoption permitted. The Company early adopted and applied the new standard retrospectively to the prior period presented in the consolidated balance sheets and it did not have a material impact.

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs (ASU 2015-03). The update requires that deferred debt issuance costs be reported as a reduction to long-term debt (previously reported in other noncurrent assets). The Company adopted ASU 2015-03 in 2016 and for all retrospective periods, as required, and the impact of the adoption was not material to the consolidated financial statements

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern, which requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued and provides guidance on determining when and how to disclose going concern uncertainties in the financial statements. Certain disclosures will be required if conditions give rise to substantial doubt about an entity’s ability to continue as a going concern. This accounting standard update applies to all entities and was effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter, with early adoption permitted. The Company adopted this standard during fiscal year 2016.

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. The standard reduces complexity in several aspects of the accounting for employee share-based compensation, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years, with early adoption permitted. The Company adopted this ASU and believes that it will have minimal impact on its consolidated financial statements and related disclosures.

The Company does not believe that any recently issued accounting standards, in addition to those referenced above, would have a material effect on its consolidated financial statements.

NOTE 4 — SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the six months ended June 31, 2017 and 2016 was as follows:

	For the Six Months Ended:
	June 30, 2017	June 30, 2016
Cash paid for interest	$41,250	$—

Cash paid for taxes	$—	$—

Warrants issued in connection with note payable	$—	$58,520

Warrants issued in connection with issuance of Series A Preferred Stock	$67,491	$—

Business Combinations:
Current Assets	$136,406	$—

Goodwill	$2,498,737	$—

Assumed liabilities	$(66,968)	$—

Deferred revenue	$(22,493)	$—

Other non-current liabilities	$(16,584)	$—

Issuance of common stock	$(1,203,986)	$—

Notes payable	$(907,407)	$—

Dividends on the Series A Preferred Stock totaling $5,286 were approved and declared in 2016. Dividends on the Series A Preferred Stock totaling $144,141 were approved and declared in 2017.

NOTE 5 — DEBT

Line of Credit

AOC Key Solutions was a party to a business loan agreement (the “2015 Loan Agreement”) with Sandy Spring Bank (the “Lender”) dated as of September 25, 2015. The primary credit facility was an asset-based revolving line of credit up to $1,000,000 which was due to mature on September 30, 2016. To secure its obligations under the 2015 Loan Agreement, AOC Key Solutions had granted to the Lender a security interest in its accounts receivable. The Lender was required to advance funds to AOC Key Solutions up to the lesser of (1) $1,000,000 or (2) eighty percent (80%) of the aggregate amount of all of AOC Key Solutions’ accounts receivable aged 90-days or less which contained selling terms and conditions acceptable to the Lender. AOC Key Solutions’ obligations under the 2015 Loan Agreement were guaranteed by James McCarthy, Chairman of the Board of AOC Key Solutions, and his wife. AOC Key Solutions did not draw any funds from this credit facility in 2015. Pursuant to First Amendment to Business Loan Agreement (Asset Based), dated May 9, 2016, the Lender had waived the restrictions in the 2015 Loan Agreement on AOC Key Solutions’ ability to make dividends to the Company. There was no outstanding balance on the 2015 Loan Agreement at June 30, 2016.

On August 11, 2016, KeyStone entered into Loan and Security Agreement (the “2016 Line of Credit”) with Sandy Spring Bank that replaces the 2015 Loan Agreement with KSI. The 2016 Line of Credit is comprised of: 1) an asset-based revolving line of credit up to $1,000,000 for short-term working capital needs and general corporate purposes which is due to mature on July 31, 2017, bears interest at the Wall Street Journal Prime Rate, floating, plus 0.50% and is secured by a first lien on all of KeyStone’s business assets; and 2) an optional term loan of $100,000 which must be drawn by July 31, 2017, which is for permanent working capital, bears interest at the Wall Street Journal Prime Rate, floating, plus 0.75%, requires monthly payments of principal plus interest to fully amortize the loan over four (4) years, is secured by a first lien on all of KeyStone’s business assets, cross-collateralized and cross-defaulted with the revolving line of credit, and matures on February 15, 2019. The 2016 Line of Credit does not require any personal guarantees.

The borrowing base for the 2016 Line of Credit is up to the lesser of (1) $1,000,000 or (2) eighty percent (80%) of the aggregate amount of all of KeyStone’s eligible accounts receivable as defined by Sandy Spring Bank. The borrowing base for the $100,000 term loan is fully reserved under the borrowing base for the revolving line of credit. The 2016 Line of Credit has periodic reporting requirements, balance sheet and profitability covenants, as well as affirmative and negative operational and ownership covenants. KeyStone was in compliance with all 2016 Line of Credit covenants at June 30, 2017, except with regard to an affirmative covenant to have all KeyStone subsidiaries become a borrower or guarantor to the 2016 Line of Credit within a specified time frame (the “Technical Default”). On August 11, 2017, Sandy Spring issued a waiver letter to KeyStone regarding the Technical Default. KeyStone incurred no penalties, fees, or interest in connection with the Technical Default. KeyStone incurred no penalties, fees, or interest in connection with the Technical Default. There was no outstanding balance on the 2016 Line of Credit at June 30, 2017.

Long-Term Debt

On March 16, 2016, KeyStone entered into a Subordinated Note and Warrant Purchase Agreement (the “Note Purchase Agreement”) pursuant to which KeyStone agreed to issue up to $1,000,000 in subordinated debt and warrants to purchase up to 125,000 shares of KeyStone’s common stock (“Subordinated Note Warrants”). The exercise price for the Subordinated Note Warrants is equal to $2.00 per share of common stock. As of December 31, 2016, subordinated notes with a face amount of $500,000 and Subordinated Note Warrants to purchase 62,500 shares of KeyStone’s common stock have been issued pursuant to the Note Purchase Agreement to Avon Road Partners, L.P. (“Avon Road”), an affiliate of Robert Berman, KeyStone’s CEO and a member of KeyStone’s Board of Directors. The warrant has an expiration date of March 16, 2019 and qualified for equity accounting as the warrant did not fall within the scope of ASC Topic 480, Distinguishing Liabilities from Equity. The fair value was determined to be $58,520 and is recorded as a debt discount and additional paid-in capital in the accompanying consolidated balance sheet as of December 31, 2016. The debt discount will be amortized as interest expense on a straight-line basis, which approximates the effective interest method, through the maturity date of the note payable.

The note is subordinated to the KeyStone’s current financing facility with Sandy Spring Bank and any successor financing facility. Simple interest accrues on the unpaid principal of the note at a rate equal to the lower of (a) 9% per annum, or (b) the highest rate permitted by applicable law. Interest is payable monthly. The note matures on March 16, 2019. KeyStone was in compliance with the terms of the Avon Road note payable at December 31, 2016.

NOTE 6 — INCOME TAXES

The Company accounts for income taxes in accordance with ASC Topic 740. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect with the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. In determining the need for a valuation allowance, management reviews both positive and negative evidence pursuant to the requirements of ASC Topic 740, including current and historical results of operations, future income projections and the overall prospects of the Company’s business.

The benefit from income taxes for the six months ended June 30, 2017 consists of the following:

Six Months Ended June 30, 2017
Deferred:
Federal	$(643,456)
State	(95,779)

Benefit from income taxes	$(739,224)

The components of deferred income tax assets and liabilities are as follows at June 30, 2017:

Deferred tax assets:
Amortizable start-up costs	$112,792
Accrued bonuses	53,998
Net operating loss carryforward	828,214

995,004

Deferred tax liabilities:
Fixed assets	(35,787)

Total deferred tax assets, net	$959,217

The difference between the income tax provision computed at the U.S. Federal statutory rate and the actual tax benefit is accounted for as follows for the six months ended June 30, 2017:

Six Months Ended June 30, 2017
U.S. statutory federal rate	-34.00%
(Decrease) increase in taxes resulting from:
State income tax rate, net of U.S. Federal benefit	-5.20%
Conversion of S Corp to C Corp	-0.14%

Effective tax rate	-39.34%

The Company files income tax returns in the United States and in various state and foreign jurisdictions. No U.S. Federal, state or foreign income tax audits were in process as of June 30, 2017.

As more fully disclosed in Note 2, through March 15, 2016, KSI elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, KSI did not pay federal corporate income taxes, and in most instances state income tax, on its taxable income. Thus, for the year ended December 31, 2015, KSI did not have any provision for income taxes.

There was no valuation allowance for deferred tax assets at June 30, 2017, as management believes that the deferred tax assets will be realized through future operations. At June 30, 2017, KeyStone had net operating loss carryforwards of approximately $2,112,790.

For the six months ended June 30, 2017 and 2016, KeyStone did not record any interest or penalties related to unrecognized tax benefits. It is the Company’s policy to record interest and penalties related to unrecognized tax benefits as part of income tax expense.

NOTE 7 — STOCKHOLDERS’ EQUITY

Common Stock

As of June 30, 2017 and December 31, 2016, the authorized, issued and outstanding common shares of KeyStone were 5,488,094 and 5,000,000, respectively.

As described in more detail in Note 1, on March 15, 2016, the stockholders of KSI formed KeyStone as a holding company with the same proportionate ownership percentage as KSI. Pursuant to the Merger Agreement, the stockholders exchanged 100% of the outstanding common stock of KSI for 5,000,000 shares newly issued KeyStone common stock, representing 100% of the outstanding common stock. The formation of KeyStone provided for 25,000,000 authorized shares of KeyStone $.0001 par value common stock. As of December 31, 2016, 5,000,000 shares of KeyStone common stock were issued and outstanding.

In January 2017, the Company issued 488,094 shares of KeyStone common stock as consideration as part of its acquisition of Firestorm.

Series A Cumulative Convertible Redeemable Preferred Stock

The formation of KeyStone provided for 7,500,000 shares of $.0001 par value KeyStone Series A Cumulative Convertible Redeemable Preferred Stock (the “Series A Preferred Stock”).

In November 2016, KeyStone commenced its Reg A Offering (the “Offering”) of up to 3,000,000 Units. Each Unit consisted of one share of Series A Preferred Stock and a warrant to purchase 0.25 shares of the KeyStone’s common stock at an exercise price of $2 per share. The Series A Preferred Stock holders are entitled to quarterly dividends of 7.0% per annum per share.

The Series A Preferred Stock holder has a put right to convert each share into common stock at an initial conversion price and a specified price which increases annually based on the passage of time beginning in November 2019. The Series A Preferred Stock holder also has put right after 60 months from the issuance date to redeem any or all of the Preferred Stock at a redemption price of $15 per share plus any accrued but unpaid dividends. KeyStone has a call right after 36 months from the issuance date to redeem all of the Series A Preferred Stock at a redemption price which increases annually based on the passage of time beginning in November 2019. The Series A Preferred Stock contains an automatic conversion feature based on a qualified initial public offering in excess of $30,000,000 or a written agreement by at least two-thirds of the Series A Preferred Stock holders at an initial conversion price and a specified price which increases annually based on the passage of time beginning in November 2016. Based on the terms of the Series A Preferred Stock, the Company concluded that the Series A Preferred Stock should be classified as temporary equity in the accompanying consolidated balance sheet as of June 30, 2017.

The Units were sold at $10 per Unit in minimum investment amounts of $5,000. There were three closings related to the sales of the Units. The gross proceeds, which KeyStone deemed to be fair value, from the first closing on December 23, 2016 totaled $3,015,700 with the issuance of 301,570 preferred shares and 301,570 warrants. On January 23, 2017, KeyStone completed its second closing of the Offering for the sale of 119,757 Units with KeyStone receiving aggregate gross proceeds of $1,197,570.

On March 20, 2017, KeyStone increased the total number of designated shares of the Series A Preferred Stock from 500,000 to 505,000 shares.

On March 21, 2017, KeyStone completed its third and final closing of the Offering. The third and final sale of 81,000 Units with KeyStone receiving aggregate gross proceeds of $810,000.

The aggregate total sold in the Offering through and including the third and final closing was 502,327 Units for total gross proceeds to the Company of $5,023,270. The Offering is now closed.

KeyStone will adjust the value of the Series A Preferred Stock to fair (redemption) value at the end of the reporting period. The adjustment to the redemption value will be recorded through equity.

As of June 30, 2017, 502,327 shares of preferred stock were issued and outstanding.

The KeyStone Series A Preferred Stock is entitled to quarterly cash dividends of $0.175 (7% per annum) per share. On April 7, 2017, KeyStone paid cash dividends of $75,695 to shareholders of record as of March 30, 2017. On July 7, 2017, KeyStone paid cash dividends of $75,695 to shareholders of record as of June 30, 2017.

The expiration date of the warrant is seven years from the date of issuance. The warrants are required to be measured at fair value at the time of issuance and classified as equity. The Company determined that under the Black-Scholes option pricing model, the fair value at the date of issuance was $169,125.

NOTE 8 – COMMON STOCK OPTION AGREEMENT

On March 16, 2016, two stockholders of KeyStone entered into an option agreement with Avon Road. Under the terms of this agreement Avon Road paid the stockholders $10,000 each (a total of $20,000) for the right to purchase, on a simultaneous and pro-rata basis, up to 2,226,278 shares of KeyStone’s common stock owned by those two shareholders at $1 per share, which was determined to be the fair value. The option agreement has a two-year term which expires on March 16, 2018.

NOTE 9 – COMMITMENTS

Operating Leases

KeyStone leases office space in Chantilly, Virginia under the terms of a ten-year lease expiring October 31, 2019. The lease contains one five-year renewal option. The lease terms include an annual increase in base rent and expenses of 2.75%.

KeyStone also leases office space in New Orleans, Louisiana under the terms of a three-year lease expiring May 31, 2018. In addition, KeyStone leases space in Roswell, Georgia under the terms of a lease expiring October 31, 2017.

Rent expense for the six months ended June 30, 2017 and 2016 was $275,467 and $252,690, respectively and is included in selling, general and administrative expenses.

As of June 30, 2017, the future obligations over the primary terms of KeyStone’s long-term leases expiring through 2019 are as follows:

2017	$255,294
2018	513,939
2019	435,313

Total	$1,204,546

KeyStone is the lessor in an agreement to sub-lease office space in Chantilly, Virginia with an initial term of two years with eight one-year options to renew the lease through October 31, 2019. The lease provides for an annual increase in base rent and expenses of 2.90%. The initial term ended October 31, 2011 and KeyStone exercised the renewal options through 2015. On April 7, 2015, the lease was amended to sublease more space to the subtenant and change the rental calculation.

Rent income for the six months ended June 30, 2017 and 2016 was $91,267 and $91,267, respectively and is included in other income in the accompanying consolidated statements of operations.

NOTE 10 – EQUITY INCENTIVE PLAN

In 2016, the Company approved and adopted the 2016 Equity Award Plan (the “2016 Plan”). The 2016 Plan permits the granting of stock options, stock appreciation rights, restricted and unrestricted stock awards, phantom stock, performance awards and other stock-based awards for the purpose of attracting and retaining quality employees, directors and consultants. Maximum awards available under the 2016 Plan were initially set at 870,000 shares. To date, only stock options have been issued under the 2016 Plan.

Stock Options

Stock options granted under the 2016 Plan may be either incentive stock options (“ISOs”) or non-qualified stock options (“NSOs”). ISOs may be granted to employees and NSOs may be granted to employees, directors, or consultants. Stock options are granted at exercise prices as determined by the Board of Directors. The vesting period is generally three to four years with a contractual term of 10 years.

The 2016 Plan is administered by the Administrator, which is currently the Board of Directors of the Company. The Administrator has the exclusive authority, subject to the terms and conditions set forth in the 2016 Award Plan, to determine all matters relating to awards under the 2016 Plan, including the selection of individuals to be granted an award, the type of award, the number of shares of KeyStone common stock subject to an award, and all terms, conditions, restrictions and limitations, if any, including, without limitation, vesting, acceleration of vesting, exercisability, termination, substitution, cancellation, forfeiture, or repurchase of an award and the terms of any instrument that evidences the award.

KeyStone has also designed the 2016 Plan to include a number of provisions that KeyStone’s management believes promote best practices by reinforcing the alignment of equity compensation arrangements for nonemployee directors, officers, employees, consultants and stockholders’ interests. These provisions include, but are not limited to, the following:

No Discounted Awards. Awards that have an exercise price cannot be granted with an exercise price less than the fair market value on the grant date.

No Repricing Without Stockholder Approval. KeyStone cannot, without stockholder approval, reduce the exercise price of an award (except for adjustments in connection with a KeyStone recapitalization), and at any time when the exercise price of an award is above the market value of KeyStone common stock, KeyStone cannot, without stockholder approval, cancel and re-grant or exchange such award for cash, other awards or a new award at a lower (or no) exercise price.

No Evergreen Provision. There is no evergreen feature under which the shares of common stock authorized for issuance under the 2016 Plan can be automatically replenished.

No Automatic Grants. The 2016 Plan does not provide for “reload” or other automatic grants to recipients.

No Transferability. Awards generally may not be transferred, except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order, unless approved by the Administrator.

No Tax Gross-Ups. The 2016 Plan does not provide for any tax gross-ups.

No Liberal Change-in-Control Definition. The change-in-control definition contained in the 2016 Plan is not a “liberal” definition that would be activated on mere stockholder approval of a transaction.

“Double-trigger” Change in Control Vesting. If awards granted under the 2016 Plan are assumed by a successor in connection with a change in control of KeyStone, such awards will not automatically vest and pay out solely as a result of the change in control, unless otherwise expressly set forth in an award agreement.

No Dividends on Unearned Performance Awards. The 2016 Plan prohibits the current payment of dividends or dividend equivalent rights on unearned performance-based awards.

Limitation on Amendments. No amendments to the 2016 Plan may be made without stockholder approval if any such amendment would materially increase the number of shares reserved or the per-participant award limitations under the 2016 Plan, diminish the prohibitions on repricing stock options or stock appreciation rights, or otherwise constitute a material change requiring stockholder approval under applicable laws, policies or regulations or the applicable listing or other requirements of the principal exchange on which KeyStone’s shares are traded.

Clawbacks. Awards based on the satisfaction of financial metrics that are subsequently reversed, due to a financial statement restatement or reclassification, are subject to forfeiture.

When making an award under the 2016 Plan, the Administrator may designate the award as “qualified performance-based compensation,” which means that performance criteria must be satisfied in order for an employee to be paid the award. Qualified performance-based compensation may be made in the form of restricted common stock, restricted stock units, common stock options, performance shares, performance units or other stock equivalents. The 2016 Plan includes the performance criteria the Administrator has adopted, subject to stockholder approval, for a “qualified performance-based compensation” award.

A summary of stock option activity under the Company’s 2016 Plan for the six months ended June 30, 2017 is as follows:

	Number of Shares Subject to Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at December 31, 2016	25,000	$2.50	9.45
Granted	475,900	2.95	9.55
Exercised	—	—	—
Canceled	—	—	—

Balance at June 30, 2017	500,900	$2.93	9.52	$—

Exercisable at June 30, 2017	80,000	$2.75	9.35	$—

Vested and expected to vest at June 30, 2017	455,630	$2.92	9.52	$—

Stock compensation expense for the six months ended June 30, 2017 and 2016 was $120,148 and $26,484, respectively, and is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

The intrinsic value of the stock options granted during the six months ended June 30, 2017was zero because the market price of the common stock underlying the options did not exceed the exercise price at grant date or at June 30, 2017. No stock options were granted or outstanding prior to 2016. The total fair value of shares that became vested after grant during the six months ended June 30, 2017 was zero.

On January 1, 2017 and February 1, 2017, the Company granted to employees options to purchase an aggregate total of 240,900 shares of KeyStone common stock at exercise prices with ranging from $2.75 to $3.00 per share. The options to purchase 150,900 shares of KeyStone common stock have an exercise price of $3.00 per share and vest annually in equal amounts over a period of three years. The options to purchase 90,000 shares of KeyStone common stock have an exercise price of $2.75 per share with one-third of the options vesting on March 1, 2017 and the balance vesting monthly over the following two years. These options expire ten years from the grant date.

As of June 30, 2017, there was $346,969 of unrecognized stock compensation expense related to unvested stock options granted under the 2016 Plan that will be recognized over a weighted average period of 2.41 years.

NOTE 11 – EMPLOYEE BENEFIT PLAN

KeyStone has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code (the “Code”) (the “401(k) Plan”) which was amended on January 1, 2013, as required by the Code. Pursuant to the amended 401(k)

Plan, KeyStone will make nondiscretionary “safe harbor” matching contributions of 100% of the participant’s salary deferrals up to 3%, and 50% of the next 2%, of a participant’s compensation for all participants. The amount of contributions recorded by KeyStone during the six months ended June 30, 2017 and 2016 were $60,875 and $69,387, respectively.

NOTE 12 – EARNINGS (LOSS) PER SHARE

The following table provides information relating to the calculation of earnings (loss) per common share:

	Six Months Ended June 30,
	2017	2016
Basic and diluted (loss) earnings per share
Net (loss) earnings from continuing operations	$(1,116,700)	$422,541
Less: preferred stock dividends	(70,409)	—

Net income (loss) attributable to shareholders	(1,187,109)	422,541
Weighted average common shares outstanding - basic	5,284,722	2,917,238

Basic (loss) earnings per share	$(0.22)	$0.14

Weighted average common shares outstanding - diluted	5,284,722	2,954,044

Diluted (loss) earnings per share	$(0.22)	$0.14

Common stock equivalents excluded due to anti-dilutive effect	625,291	—

For the six months ended June 30, 2017, the following potentially dilutive securities were excluded from diluted loss per share as the Company had a net loss: 177,058 for outstanding warrants and 450,232 related to the Series A Preferred Stock. In addition, 422,745 options were excluded from the diluted loss per share calculations as the exercise price of these shares exceeded the per share value of the common stock. A total of 2,083 options were excluded from the diluted loss per share calculations during the six months ended June 30, 2016 as the exercise price of these shares exceeded the per share value of the common stock.

(Loss) Earnings Per Share under Two – Class Method

The Series A Preferred Stock has the non-forfeitable right to participate on an as converted basis at the conversion rate then in effect in any common stock dividends declared and, as such, is considered a participating security. The Series A Preferred Stock is included in the computation of basic and diluted loss per share pursuant to the two-class method. Holders of the Series A Preferred Stock do not participate in undistributed net losses because they are not contractually obligated to do so.

The computation of diluted (loss) earnings per share attributable to common stockholders reflects the potential dilution that could occur if securities or other contracts to issue shares of common stock that are dilutive were exercised or converted into shares of common stock (or resulted in the issuance of shares of common stock) and would then share in our earnings. During the periods in which we record a loss attributable to common stockholders, securities would not be dilutive to net loss per share and conversion into shares of common stock is assumed not to occur.

The following table provides a reconciliation of net (loss) to preferred shareholders and common stockholders for purposes of computing net (loss) per share for the six months ended June 30, 2017. There were no outstanding participating securities during the six months ended June 30, 2016.

	Six Months Ended June 30,
	2017	2016
Numerator:
Net (loss) earnings from continuing operations	$(1,116,700)	$422,541
Less: preferred stock dividends	(70,409)	—

Net income (loss) attributable to shareholders	$(1,260,841)	$422,541

Denominator (basic):
Weighted average common shares outstanding	5,284,722	2,917,238
Participating securities - Series A preferred stock	450,232	—

Weighted average shares outstanding	5,734,954	2,917,238

Loss per common share - basic under two-class method	$(0.21)	$0.14

Denominator (diluted):
Weighted average common shares outstanding	5,284,722	2,954,044
Participating securities - Series A preferred stock (1)	450,232	—

Weighted average shares outstanding	5,734,954	2,954,044

Loss per common share - basic under two-class method	$(0.21)	$0.14

(1)	As these shares are participating securities that participate in earnings, but do not participate in losses based on their contractual rights and obligations, this calculation demonstrates that there is no allocation of the loss to these securities.

NOTE 13 – SUBSEQUENT EVENTS

Amending the Merger Termination Date

On July 12, 2017, KeyStone entered into that certain Second Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Brekford Traffic Safety, Inc. (“Brekford”), Novume Solutions, Inc., a Delaware corporation (“Novume”), and certain merger subsidiaries party thereto, which amended an agreement originally entered into by such parties on February 10, 2017. A copy of the Second Amended and Restated Merger Agreement is attached as Exhibit 7.3.

The Merger Agreement provides for Brekford and KeyStone to each engage in merger transactions (the “Mergers”) with separate wholly-owned subsidiaries of Novume. One wholly-owned subsidiary of Novume will merge with and into Brekford, leaving Brekford as a wholly-owned subsidiary of Novume, and KeyStone will merge with and into another wholly-owned subsidiary of Novume, with KeyStone Merger Sub surviving such merger.

Upon consummation of the Mergers (the “Effective Time”): (1) each share of the common stock, par value $0.0001 per share, of Brekford issued and outstanding immediately prior to the Effective Time and all rights in respect thereof, shall, without any action on the part of any holder thereof, cease to exist and be converted into and become exchangeable for the right to receive 1/15th of a share of the common stock, par value $0.0001 per share, of Novume (“Novume Common Stock”), (2) each share of the common stock, par value $0.0001 per share, of KeyStone issued and outstanding immediately prior to the Effective Time and all rights in respect thereof, shall, without any action on the part of any holder thereof, cease to exist and be converted into and become exchangeable for, 1.9399449 (for convenience and readability, this ratio is referred to as 1.9399 hereinafter, but all calculations based on the ratio were completed using the actual ratio of 1.9399449) shares of Novume Common Stock, and (3) each share of Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share, of KeyStone and all rights in respect thereof, shall, without any action on the part of any holder thereof, cease to exist and be converted into and become exchangeable for 1 share of the Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share, of Novume (“Novume Preferred Stock”).

The Mergers will not be completed unless customary conditions set forth in the Merger Agreement are satisfied or waived by Brekford or KeyStone. One such condition was that the Novume Common Stock and Novume Preferred Stock issued or issuable as merger consideration would be registered on an effective registration statement on Form S-4 filed by Novume with the SEC (the “Registration Statement”). On August 4, 2017, the Registration Statement became effective thereby satisfying this condition. As of August 10, 2017, the completion of certain required “Blue Sky” filings was the only outstanding non-waivable condition to the closing of the Mergers, barring the unforeseen enactment of a law or regulation that has the effect of making the consummation of the Mergers illegal.

Sandy Spring Bank 2016 Line of Credit

On July 19, 2017, KeyStone and Sandy Spring agreed to extend the 2016 Line of Credit for 90 days until October 31, 2017. All other terms of the 2016 Line of Credit remained unchanged.

On August 11, 2017, Sandy Spring issued a waiver letter to KeyStone regarding the Technical Default. KeyStone incurred no penalties, fees, or interest in connection with the Technical Default.

Item 4.	Exhibits

Exhibit No.	Description of Exhibit	Manner of Filing

2.1	Certificate of Incorporation of KeyStone Solutions, Inc.	(1)

2.2	Bylaws of KeyStone Solutions, Inc.	(1)

2.3	Certificate of Designations of Series A Cumulative Convertible Redeemable Preferred Stock	(1)

2.4	Amended Certificate of Designations of Series A Cumulative Convertible Redeemable Preferred Stock	(5)

3.1	Form of Subordinated Note and Warrant Purchase Agreement	(1)

3.2	Form of Subordinated Note	(1)

3.3	Form of Subordinated Note Warrant	(1)

3.4	Form of Unit Warrant	(1)

3.5	Form of $5.00 Firestorm Warrant	(4)

3.6	Form of $7.00 Firestorm Warrant	(4)

3.7	Form of Lancer Unsecured Subordinated Promissory Note	(4)

3.8	Form of Firestorm Principal Unsecured Subordinated Promissory Note	(4)

3.9	Stockholders’ Agreement dated as of March 16, 2016, among the Company, Robert Berman, Avon Road Partners, L.P., James McCarthy, Richard Nathan, Gregory McCarthy and Kevin Berrigan	(1)

3.10	Option Agreement dated as of March 16, 2016, among James McCarthy, Richard Nathan, and Avon Road Partners, L.P.	(1)

3.11	Form of Key Stockholder Agreement of KeyStone	(6)

3.12	Form of Lock-up Agreement	(1)

4.1	Form of Subscription Agreement and Purchaser Questionnaire	(1)

6.1	Employment Agreement, dated March 16, 2016, between the Company and Robert Berman	(1)

6.2	Employment Agreement, dated April 21, 2016, between AOC Key Solutions, Inc. and Greg McCarthy	(7)

6.3	Amended and Restated Employment Agreement, dated April 22, 2016, between the Company and Dr. Richard Nathan	(1)

6.4	James McCarthy Offer Letter, dated April 22, 2016	(1)

6.5	Employment Agreement, dated August 1, 2016, between the Company and Dr. Riaz Latifullah	(2)

6.6	Employment Agreement, dated January 25, 2017, between the Company and Harry Rhulen	(4)

6.7	Employment Agreement, dated January 25, 2017, between the Company and Suzanne Loughlin	(4)

6.8	Employment Agreement, dated January 25, 2017, between the Company and James Satterfield	(4)

6.9	Extension of Gregory McCarthy Employment Agreement	(7)

6.10	Extension of Dr. Richard Nathan Employment Agreement	(7)

6.11	2016 KeyStone Solutions Equity Award Plan	(1)

6.12	Form of Incentive Stock Option Award	(1)

6.13	Form of Non-Qualified Stock Option Award Agreement	(1)

6.14	Form of Restricted Stock Units Notice of Grant and Agreement	(1)

6.15	Form of Restricted Stock Award Agreement	(1)

6.16	Credit Agreement with Sandy Spring Bank dated September 25, 2015	(1)

6.17	Amendment to Credit Agreement with Sandy Spring Bank dated May 9, 2016	(1)

6.18	Loan and Security Agreement by and between KeyStone Solutions, Inc., AOC Key Solutions, Inc., and Sandy Spring Bank, dated August 11, 2016	(1)

6.19	Membership Interest Purchase Agreement by and among Firestorm Holdings, LLC, KeyStone Solutions, Inc., Firestorm Solutions, LLC, and Firestorm Franchising, LLC, the Members of Firestorm Solutions LLC and the Members of Firestorm Franchising LLC, dated January 25, 2017.	(4)

6.20	First Amendment to Loan and Security Agreement by and among KeyStone Solutions, Inc., AOC Key Solutions, Inc., and Sandy Spring Bank dated July 19, 2017	*

6.21	Waiver letter to Loan and Security Agreement by and among KeyStone Solutions, Inc., AOC Key Solutions, Inc., and Sandy Spring Bank dated August 11, 2017	*

7.1	Agreement and Plan of Merger, dated March 15, 2016 between the Company, AOC Key Solutions, Inc. and KCS Merger Sub, Inc.	(1)

7.2	Agreement and Plan of Merger dated February 10, 2017, among Novume Solutions, Inc., KeyStone Solutions, Inc., Brekford Corp., KeyStone Merger Sub, Inc., and Brekford Merger Sub, Inc.	(6)

7.3	Second Amended and Restated Agreement and Plan of Merger dated July 12, 2017	(8)

8.1	Form of Issuer Custody and Services Agreement	(1)

10.1	Power of Attorney – Reference is made to the signature page of the Offering Statement	(1)

(1)	Previously filed as an exhibit to our Offering Statement on Form 1-A, filed as of May 12, 2016
(2)	Previously filed as an exhibit to our Offering Statement on Form 1-A, filed as of September 2, 2016
(3)	Previously filed as an exhibit to our Offering Statement on Form 1-A, filed as of October 21, 2016
(4)	Previously filed as an exhibit to our Current Report on Form 1-U, filed as of January 26, 2017
(5)	Previously filed as an exhibit to our Current Report on Form 1-U, filed as of March 22, 2017
(6)	Previously filed as an exhibit to the Registration Statement on Form S-4 of Novume Solutions, Inc., filed as of February 10, 2017
(7)	Previously filed as an exhibit to the Pre-Effective Amendment to the Registration Statement on Form S-4 of Novume Solutions, Inc., filed as of June 9, 2017
(8)	Previously filed as an exhibit to our Current Report on Form 1-U, filed as of July 14, 2017
*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Chantilly, Virginia, on August 14, 2017.

KEYSTONE SOLUTIONS, INC.

By:	/s/ Robert A. Berman
Name:	Robert A. Berman
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert A. Berman Robert A. Berman	Chief Executive Officer (Principal Executive Officer) and Director	August 14, 2017

/s/ Riaz Latifullah Riaz Latifullah	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 14, 2017

/s/ James K. McCarthy James K. McCarthy	Chairman of the Board, Director and Chief Strategy Officer	August 14, 2017

/s/ Richard Nathan Dr. Richard Nathan	Director and Chief Operating Officer	August 14, 2017

/s/ Greg McCarthy Greg McCarthy	Director	August 14, 2017

/s/ Glenn Goord Glenn Goord	Director	August 14, 2017

/s/ Paul de Bary Paul de Bary	Director	August 14, 2017